September 11, 2025

Lorenz Werndle
Chief Financial Officer
Blue Gold Limited
Mourant Governance Services (Cayman) Limited,
94 Solaris Avenue, Camana Bay
Grand Cayman, KY1-1108, Cayman Islands

       Re: Blue Gold Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed August 26, 2025
           File No. 333-288744
Dear Lorenz Werndle:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1
Cover Page

1. You list an agent for service located outside of the United States. Instead, please provide an agent for service with a United States address.

Selling Securityholders, page 73

2. Please include the address for each selling shareholder and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. For example, we note that selling shareholders include Perception Capital
       Partners IV LLC, the SPAC sponsor, which is controlled in part by the former SPAC
 September 11, 2025
Page 2

       Director and CEO Rick Gaenzle and Chairman Scott Honour. See Part I,
Item 9.D.1
       of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Brian Hirshberg, Esq.